EXHIBIT G

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-      ; 70-7561)

SYSTEM ENERGY RESOURCES, INC., ET AL.

___________, 2002

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application and/or declaration for complete statements of the proposed transaction summarized below. The application and/or declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference.

          Interested persons wishing to comment or request a hearing on the application and/or declaration should submit their views in writing by November __, 2002 to the Secretary, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) of the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After November __, 2002, the application and/or declaration, as filed or as amended, may be granted and/or permitted to become effective.

          System Energy Resources, Inc. ("System Energy"), Echelon One, 1340 Echelon Parkway, Jackson, Mississippi 39213,
Entergy Arkansas, Inc. ("EAI"), 425 West Capitol, 40th Floor, Little Rock, Arkansas 72201, Entergy Louisiana, Inc. ("ELI"), 4809 Jefferson Highway, Jefferson, Louisiana 70121, Entergy Mississippi, Inc. ("EMI"), 308 East Pearl Street, Jackson, Mississippi 39201, Entergy New Orleans, Inc. ("ENOI"), 1600 Perdido Building, New Orleans, LA 70112 and Entergy Corporation ("Entergy", and together with System Energy, EAI, ELI, EMI and
ENOI, the "Applicants"), 639 Loyola Avenue, New Orleans, Louisiana 70113, a registered holding company, have filed a post-effective amendment to their previously filed application-declaration with this Commission pursuant to Sections 6, 7 and 12 of the Public Utility Holding Company Act of 1935 ("Act") and Rules 45, 53 and 54 thereunder.

          By order dated December 23, 1998 (HCAR No. 24791), System Energy Resources, Inc. ("System Energy") was authorized to enter into two separate but identical arrangements for the sale and leaseback of undivided portions of its interest in Unit No. 1 of the Grand Gulf Steam Electric Generating Station. In connection with the equity funding of the arrangements, financial support in the form of letters of credit was required to be maintained to secure the payment to the equity investors of certain amounts that may be payable by System Energy under the respective leases from time to time.

          Initial letters of credit in an aggregate principal amount of $128,126,450 were issued in 1988 and, pursuant to further Commission authorization in this proceeding (HCAR No. 25241, January 11, 1991; HCAR No. 25944, December 10, 1993; HCAR
No. 26601, November 6, 1996; and HCAR No. 27157, March 23, 2000),
replacement letters were issued in 1991, 1993, 1996 and 1999. The letters of credit issued in 1999 in the amount of $192,946,933.64 are scheduled to expire on March 20, 2003.

          Pursuant to the Commission's November 6, 1996 order (HCAR No. 26601), during the basic terms of the leases, and without further Commission authorization, (1) System Energy was authorized to extend, increase the amount of and/or change the pricing terms of subsequent letters of credit within the parameters set forth in the Commission's previous orders, (2) System Energy was authorized to enter into new reimbursement agreements or further amendments to the then existing reimbursement agreement, and (3) System Energy and the System operating companies were authorized to enter into one or more additional assignments of the Availability Agreement, and System Energy and Entergy were authorized to enter into one or more additional assignments of the Capital Funds Agreement, in each case, to provide further security for System Energy's reimbursement obligations to the letter of credit bank, the administrating bank and the participating banks.

          The Applicants now request authority, due to changes in the credit markets that have occurred since the issuance of the 1999 replacement letters of credit, to enter into a transaction which will result in pre-funded letters of credit. System Energy believes that it is possible that the proposed transaction could result in replacement letters of credit with terms that could extend through the remainder of the basic term of the leases (July 15, 2015) at a cost comparable to that which may be required to periodically renew, replace or extend the letters of credit in the commercial bank market through the basic term of the leases.

          The proposed transaction would require the creation of a financing entity, currently anticipated to be a Delaware business trust, which would issue pass-through certificates to investors in either a private placement or Rule 144A transaction. The pass-through certificates would evidence an undivided ownership interest in all of the financing entity's assets and contemplate a fixed or floating return on the investment. The amount of the proceeds of the sale of the pass-through certificates would equal the amount of the replacement letters of credit to be issued.

          The financing entity would invest the proceeds of the sale of the pass-through certificates in permitted investments, currently anticipated to include and primarily consist of a guaranteed investment contract ("GIC") issued by an insurance company or other investments. The GIC or other investments would bear interest at a specified rate, would mature as to principal at the same time as the pass-through certificates and be redeemable, at the option of its holder, in the same amounts and at the same time as drawings on the letters of credit.

          System Energy, the entity which will issue the replacement letters of credit, and the financing entity will enter into a reimbursement agreement providing for the issuance of the replacement letters of credit that System Energy would be required to reimburse upon draws on the letters of credit. In the event of unreimbursed drawings on the letters of credit, the letter of credit issuing entity would be permitted to cause the financing entity's permitted investments to be liquidated and utilized to reimburse it for the drawings. System Energy would be obligated to reimburse the financing entity for the amount of the drawing. The letter of credit issuing entity, currently anticipated to be a bank, may be the financing entity described above.

          Annualized fees (not to exceed 5% per annum) payable by System Energy under the reimbursement agreement to the financing entity would, together with the return on the entity's permitted investments, equal the return to be paid on the pass-through certificates. Unreimbursed drawings on the letters of credit would bear interest at the same rate and be payable at the same time as the principal and interest are payable on the pass-through certificates.

          To evidence or secure System Energy's obligations under the reimbursement agreement to the letter of credit issuing entity and the financing entity, System Energy may, in addition to or in lieu of additional assignments of the Availability Agreement and the Capital Funds Agreement, be required to deliver its first mortgage bonds or other secured or unsecured debt securities in an amount equal to the amount of the replacement letters of credit, with the same term as the replacement letters of credit and bearing interest at the same rates as will be borne by the pass-through certificates. The interest rate on the pass-through certificates would not exceed at the time of issuance the greater of (a) 500 basis points over U.S. Treasury securities having a remaining term comparable to the term of such certificates, if issued at a fixed rate, or 500 basis points over LIBOR for the relevant interest rate period, if issued at a floating rate, and (b) a spread over U.S. Treasury securities or LIBOR, as the case may be, that is consistent with similar securities of comparable credit quality and maturities issued in similar transactions with other companies.

          The fees, commissions and expenses to be paid or incurred in connection with the transactions described herein are not expected to exceed 5% of the aggregate amount of the letters of credit.


          For  the  Commission,  by  the Division  of  Investment
Management, pursuant to delegated authority.

Jonathon G. Katz, Secretary